Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

30/9/2024

The Proposed issue is:
A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
New class-code to be confirmed	WARRANTS 2	2,000,000

Proposed +issue date

11/11/2024

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of +Entity

MESOBLAST LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.
If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	**Registration Number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is
New announcement

1.5 Date of this announcement

30/9/2024

1.6 The Proposed issue is:
A placement or other type of issue

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?
No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?
New class

Will the proposed issue of this +security include an offer of attaching +securities?
No

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?
No

Will the entity be seeking quotation of the 'new' class of +securities on ASX?
No

ASX +security code
New class-code to be confirmed

+Security description
WARRANTS 2

+Security type

Options

Number of +securities proposed to be issued

2,000,000

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?
No

Please describe the consideration being provided for the +securities

In connection with the availability of the up to US$50 million convertible note facility, which the Company can use at its option following FDA approval, announced by the Company on 30 September 2024

Please provide an estimate of the AUD equivalent of the consideration being

provided for the +securities

Will all the +securities issued in this class rank equally in all respects from their issue date?
Yes

Options details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 1.3200	10/11/2028

Details of the type of +security that will be issued if the option is exercised

MSB : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

1 ordinary share. The warrants can also be converted to American Depositary Receipts (ADRs), in which case 10 warrants will convert into 1 ADR at an exercise price of US$9.06 per ADR.

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

See announcement lodged with the ASX on 30 September 2024. For more information on Mesoblast American Depositary Receipts, please see our Preliminary Final Report including Appendix 4E lodged with the ASX on 29 August 2024

Part 7C - Timetable

7C.1 Proposed +issue date

11/11/2024

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?
No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?
Yes

7D.1b (i) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

2,000,000

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?
No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?
No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?
No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?
No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?
No

7E.2 Is the proposed issue to be underwritten?
No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

In connection with the availability of the up to US$50 million convertible note facility, which the Company can use at its option following FDA approval, announced by the Company on 30 September 2024

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?
No

7F.2 Any other information the entity wishes to provide about the proposed issue